Exhibit 99.2

PERDIGÃO S.A.
A Publicly Held Authorized Capital Company
CNPJ/MF 01.838.723/0001-27

CONVENING NOTICE

Shareholders are hereby invited to attend an Extraordinary General Meeting which will be held at 3 p.m. on June 19 2009 at the Company’s registered offices at Av. Escola Politécnica, 760, São Paulo — SP, to decide on the following agenda of the day:  (1) amendment to Paragraph 1 of Article 5 of the Bylaws, to increase the limit of the Company’s authorized capital from 250,000,000 to 500,000,000 shares to permit (a) the increase in the capital as a result of the public offering for a primary distribution of common shares issued by the Company, and (b) the increase of capital resulting from the incorporation of shares issued by Sadia S.A. to be implemented by the Company as announced to the market in the material fact dated May 19 2009.

Pursuant to Article 13 of the Bylaws, the shareholders shall deliver to the Company’s registered offices by June 12 2009, a date that precedes the date of the Extraordinary General Meeting by no less than 5 (five) days, a power of attorney with the signature duly notarized. Participating shareholders of the fungible depository service shall present a statement issued by the institution responsible for custody, containing the details of the respective shareholding.

The draft of the Bylaws and remaining documents mentioned herein are available to shareholders in Perdigão’s website (www.perdigao.com.br/ri). Copies of this material can also be obtained from the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br), as from today’s date. Those shareholders wishing to consult and examine the documents at the Company’s registered offices may do so by arranging a date and time for a visit with the Investor Relations department (telephones (11) 3718-5465, 3718-5301 and 3718-5306).

São Paulo, May 29 2009

Nildemar Secches

Chairman of the Board of Directors